UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

At the annual general meeting (“AGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 26, 2024, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2023

2)	Approval of the maximum aggregate amount of remuneration for directors in 2024

•	Aggregate ceiling on remuneration for directors in 2024 : 2,011,083 thousand won

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1)	641,964,077	456,130,852	452,144,375 (99.1%)
2)	641,964,077	456,130,852	438,237,852 (96.1%)

※ Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: March 26, 2024

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2023

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2023, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO.

Disclaimer: The financial statements for the fiscal year 2023 as presented below is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS), and are subject to shareholders’ approval.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2023 and 2022

In millions of won	2023		2022
Assets
Current assets
Cash and cash equivalents	~~W~~	4,342,887	3,234,780
Current financial assets, net		3,107,397	4,286,975
Trade and other receivables, net		11,985,735	10,461,822
Inventories, net		8,875,615	9,930,732
Income tax receivables		69,612	46,619
Current non-financial assets		1,109,321	1,744,869
Assets held-for-sale		45,648	44,748

Total current assets		29,536,215	29,750,545

Non-current assets
Non-current financial assets, net		3,546,214	3,336,835
Non-current trade and other receivables, net		2,193,587	2,153,080
Property, plant and equipment, net		179,875,535	177,865,308
Investment properties, net		185,527	208,286
Goodwill		99,156	100,093
Intangible assets other than goodwill, net		1,033,984	956,664
Investments in associates		6,176,889	5,844,464
Investments in joint ventures		3,485,699	3,147,584
Defined benefit assets, net		70,187	198,626
Deferred tax assets		13,161,802	10,934,375
Non-current non-financial assets		350,170	309,134

Total non-current assets		210,178,750	205,054,449

Total Assets	~~W~~	239,714,965	234,804,994

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2023 and 2022

In millions of won	2023		2022
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	9,089,973	11,983,549
Current financial liabilities, net		41,139,726	22,703,996
Income tax payables		482,934	429,604
Current non-financial liabilities		7,881,663	6,974,377
Current provisions		2,654,125	2,427,051

Total current liabilities		61,248,421	44,518,577

Non-current liabilities
Non-current trade and other payables, net		4,981,957	5,638,914
Non-current financial liabilities, net		92,944,338	98,334,120
Non-current non-financial liabilities		11,196,000	10,662,661
Employee benefits liabilities, net		1,035,320	828,721
Deferred tax liabilities		5,163,135	6,457,103
Non-current provisions		25,881,044	26,364,642

Total non-current liabilities		141,201,794	148,286,161

Total Liabilities	~~W~~	202,450,215	192,804,738

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		2,812,313	27,782,969
Unappropriated retained earnings (Undisposed accumulated deficits)		11,921,039	(7,956,579)

		16,338,262	21,431,300

Other components of equity
Other capital surplus		1,600,801	1,268,569
Accumulated other comprehensive income		557,430	496,976
Other equity		13,294,972	13,294,973

		15,453,203	15,060,518

Equity attributable to owners of the controlling company		35,845,043	40,545,396
Non-controlling interests		1,419,707	1,454,860

Total Equity	~~W~~	37,264,750	42,000,256

Total Liabilities and Equity	~~W~~	239,714,965	234,804,994

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For each of the two years in the period ended December 31, 2023

In millions of won, except per share information	2023		2022
Sales
Sales of goods	~~W~~	85,940,137	69,184,469
Sales of services		750,878	714,602
Sales of construction services		785,395	646,953
Revenue related to transfer of assets from customers		743,051	711,839

		88,219,461	71,257,863

Cost of sales
Cost of sales of goods		(88,066,120)	(99,441,768)
Cost of sales of services		(629,806)	(520,572)
Cost of sales of construction services		(1,003,601)	(941,254)

		(89,699,527)	(100,903,594)

Gross loss		(1,480,066)	(29,645,731)
Selling and administrative expenses		(3,061,582)	(3,009,422)

Operating loss		(4,541,648)	(32,655,153)
Other income		532,851	383,650
Other expenses		(258,905)	(212,150)
Other gains, net		22,686	243,122
Finance income		1,425,031	1,833,312
Finance expenses		(5,347,018)	(4,746,791)
Profit (loss) related to associates, joint ventures and subsidiaries
Gain on valuation of investments in associates and joint ventures		804,141	1,393,486
Gain on disposal of investments in associates and joint ventures		18,204	11,091
Reversal of impairment loss on investments in associates and joint ventures		347	—
Gain on disposal of investments in subsidiaries		2	—
Loss on valuation of investments in associates and joint ventures		(209,085)	(55,193)
Loss on disposal of investments in associates and joint ventures		—	(1,675)
Loss on impairment of investments in associates and joint ventures		(19)	(5,174)
Loss on disposal of investments in subsidiaries		(564)	(32,144)

		613,026	1,310,391

Loss before income tax		(7,553,977)	(33,843,619)
Income tax benefit		2,837,833	9,414,511

Loss for the year	~~W~~	(4,716,144)	(24,429,108)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For each of the two years in the period ended December 31, 2023

In millions of won, except per share information	2023		2022
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	~~W~~	(271,724)	663,095
Share in other comprehensive income of associates and joint ventures (loss)		(27,349)	12,305
Net change in fair value of equity investments at fair value through other comprehensive income (loss)		(31,665)	58,010
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		(3,654)	(24,415)
Foreign currency translation of foreign operations		(17,274)	28,387
Share in other comprehensive income of associates and joint ventures		122,994	509,487

Other comprehensive income (loss) for the year		(228,672)	1,246,869

Total comprehensive loss for the year	~~W~~	(4,944,816)	(23,182,239)

Profit (loss) attributable to:
Owners of the controlling company	~~W~~	(4,822,549)	(24,466,853)
Non-controlling interests		106,405	37,745

	~~W~~	(4,716,144)	(24,429,108)

Total comprehensive income (loss) attributable to:
Owners of the controlling company	~~W~~	(5,032,584)	(23,273,171)
Non-controlling interests		87,768	90,932

	~~W~~	(4,944,816)	(23,182,239)

Loss per share (in won)
Basic and diluted loss per share	~~W~~	(7,512)	(38,112)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For each of the two years in the period ended December 31, 2023

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2022	~~W~~	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(24,466,853)	—	(24,466,853)	37,745	(24,429,108)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	626,769	—	626,769	36,326	663,095
Share of other comprehensive income of associates and joint ventures, net of tax		—	12,305	—	12,305	—	12,305
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	58,008	58,008	2	58,010
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(32,437)	(32,437)	8,022	(24,415)
Foreign currency translation of foreign operations, net of tax		—	—	19,550	19,550	8,837	28,387
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	509,487	509,487	—	509,487
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(42,344)	(42,344)
Issuance of shares of capital by subsidiaries and others		—	835	39,641	40,476	86,316	126,792
Transactions between consolidated entities		—	—	(1,584)	(1,584)	(75,791)	(77,375)
Changes in consolidation scope		—	—	(597)	(597)	32,311	31,714
Dividends paid for hybrid bonds		—	—	—	—	(13,461)	(13,461)
Repayment of hybrid bond		—	—	—	—	(169,537)	(169,537)

Balance as of December 31, 2022	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For each of the two years in the period ended December 31, 2023

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the period
Profit (Loss) for the period		—	(4,822,549)	—	(4,822,549)	106,405	(4,716,144)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability, net of tax		—	(242,987)	—	(242,987)	(28,737)	(271,724)
Share of other comprehensive (loss) of associates and joint ventures, net of tax		—	(27,349)	—	(27,349)	—	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive (loss), net of tax		—	—	(31,665)	(31,665)	—	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,078)	(5,078)	1,424	(3,654)
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	(25,950)	8,676	(17,274)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	122,994	122,994	—	122,994
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(45,322)	(45,322)
Issuance of shares of capital by subsidiaries and others		—	—	(1)	(1)	6,024	6,023
Transactions between consolidated entities		—	—	332,280	332,280	(73,795)	258,485
Changes in consolidation scope		—	—	(48)	(48)	384	336
Dividends paid for hybrid bonds		—	—	—	—	(10,212)	(10,212)
Others		—	(153)	153	—	—	—

Balance as of December 31, 2023	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For each of the two years in the period ended December 31, 2023

In millions of won	2023		2022
Cash flows from operating activities
Loss for the year	~~W~~	(4,716,144)	(24,429,108)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expense		(2,837,833)	(9,414,511)
Depreciation		12,869,089	12,305,252
Amortization		163,174	156,160
Retirement benefit expenses		358,730	485,700
Bad debt expense		101,550	29,997
Interest expense		4,451,659	2,818,546
Loss on disposal of financial assets		1	1,841
Loss on disposal of property, plant and equipment		98,120	100,066
Loss on abandonment of property, plant and equipment		196,697	160,909
(Reversal of) Loss on impairment of property, plant and equipment		17,031	(97,425)
Loss on impairment of intangible assets		2,865	164
Loss on disposal of intangible assets		71	116
Increase in provisions		1,611,082	2,146,979
Loss on foreign currency translation, net		363,659	523,285
Gain on valuation of financial assets at fair value through profit or loss		(152,322)	(7,099)
Loss on valuation of financial assets at fair value through profit or loss		24,015	44,329
Gain on valuation and transaction of derivative instruments, net		(323,858)	(448,903)
Gain on valuation of investments in associates and joint ventures, net		(595,056)	(1,338,293)
Gain on disposal of financial assets		(13,162)	(11,199)
Gain on disposal of property, plant and equipment		(32,196)	(148,667)
Gain on disposal of intangible assets		(136)	(41)
Gain on disposal of associates and joint ventures		(18,204)	(11,091)
Loss on disposal of associates and joint ventures		—	1,675
Loss on impairment investments in associates and joint ventures		19	5,174
Reversal of impairment loss on investments in associates and joint ventures		(347)	—
Gain on disposal of subsidiaries		(2)	—
Loss on disposal of subsidiaries		564	32,144
Interest income		(429,620)	(340,753)
Dividends income		(25,941)	(28,875)
Others, net		6,910	215,943

		15,836,559	7,181,423

Changes in working capital:
Trade receivables		(1,484,134)	(1,909,649)
Non-trade receivables		625,993	80,444
Accrued income		(258,993)	(34,706)
Other receivables		56,460	80,236
Other current assets		251,842	(651,926)
Inventories		147,798	(3,000,669)
Other non-current assets		(101,576)	58,790
Trade payables		(3,154,822)	2,782,474
Non-trade payables		(960,450)	61,737
Accrued expenses		(228,464)	(191,681)
Other current liabilities		901,692	446,064
Other non-current liabilities		437,809	422,916
Investments in associates and joint ventures (dividends received)		592,812	473,700
Provisions		(1,497,699)	(1,564,243)
Payments of employee benefit obligations		(281,383)	(218,319)
Plan assets		(188,566)	(347,778)

	~~W~~	(5,141,681)	(3,512,610)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For each of the two years in the period ended December 31, 2023

In millions of won	2023		2022
Cash generated from operating activities	~~W~~	5,978,734	(20,760,295)
Dividends received		25,941	28,875
Interest paid		(4,245,838)	(2,517,694)
Interest received		329,740	220,471
Income taxes paid		(566,415)	(448,857)

Net cash provided by (used in) operating activities		1,522,162	(23,477,500)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		5,806	56,171
Acquisition of investments in associates and joint ventures		(497,634)	(360,962)
Proceeds from disposals of property, plant and equipment		309,627	629,924
Acquisition of property, plant and equipment		(13,908,373)	(12,346,878)
Proceeds from disposals of intangible assets		153	279
Acquisition of intangible assets		(74,832)	(80,508)
Disposal of investment properties		—	515
Proceeds from disposals of financial assets		4,389,228	14,182,348
Acquisition of financial assets		(3,141,906)	(16,496,258)
Increase in loans		(212,994)	(401,377)
Collection of loans		124,386	102,061
Increase in deposits		(138,205)	(237,266)
Decrease in deposits		130,221	141,000
Proceeds from disposals of assets held-for-sale		28,727	24,205
Receipt of government grants		57,207	50,755
Net cash outflow from changes in consolidation scope		(25,849)	(31,350)
Other cash outflow from investing activities, net		(119,319)	(186,412)

Net cash used in investing activities		(13,073,757)	(14,953,753)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,946,992	5,852,426
Proceeds from long-term borrowings and debt securities		21,714,092	43,594,078
Repayment of long-term borrowings and debt securities		(10,968,160)	(10,252,688)
Payment of lease liabilities		(574,239)	(562,646)
Settlement of derivative instruments, net		332,263	407,627
Change in non-controlling interests		218,766	175,645
Repayment of hybrid bond		—	(169,537)
Dividends paid (for hybrid bond)		(10,212)	(13,461)
Dividends paid		(45,323)	(42,348)
Other cash outflow from financing activities, net		47,703	8,803

Net cash provided by financing activities		12,661,882	38,997,899

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		1,110,287	566,646
Effect of exchange rate fluctuations on cash held		(2,180)	32,896

Net increase in cash and cash equivalents		1,108,107	599,542
Cash and cash equivalents as of January 1, 2023 and 2022		3,234,780	2,635,238

Cash and cash equivalents as of December 31, 2023 and 2022	~~W~~	4,342,887	3,234,780

Agenda 2. Approval of the ceiling amount of remuneration for directors in 2024

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2024, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,011,083 thousand won in fiscal year 2024 (total number of directors: 15; number of non-standing directors: 8)

•	2,019,724 thousand won in fiscal year 2023 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2023 was 1,225,751 thousand won (60.7% of the ceiling).

•

We proposed to decrease the maximum aggregate ceiling on remuneration for directors in 2024 by 8,641 thousand won compared to 2023 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 2.3% (21,980 thousand won), (ii) the adjusted payment ceiling for performance-based compensation (52,228 thousand won) and (iii) the decreased severance payments by 82,849 thousand won due to the decrease in the average incumbency of our directors (from 30 to 16 months).